EXECUTED COPY

# FORM 6-K

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

## FOR FEBRUARY 28, 2002

## Terra Networks, S.A.
**(Exact name of Registrant as specified in its charter)**

## Terra Networks, Inc.
**(Translation of Registrant's name into English)**



**Vía de las Dos Castillas, 33**
**Complejo Atica**
**Edificio 1**
**Pozuelo de Alarcón**
**28223 Madrid, Spain**
**(34) 91-452-3000**
**(Address of principal executive offices)**

*[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]*

**FORM 20-F X    FORM 40-F___**

*[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]*

**YES ___    NO X**

*[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]*
Not applicable

**TERRA NETWORKS, S.A.**

TABLE OF CONTENTS



These materials may contain forward looking statements. Such statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions.

Certain factors affecting such forward looking statements are described in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F under the heading "Risk Factors".

*[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]*

**<u>TO THE SECURITIES MARKETS NATIONAL COMMISSION</u>**

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, and the provisions of the Circular Letter 14/1998, of December 28, hereby communicates the following:

**HECHO RELEVANTE - RELEVANT FACT**

The Chief Financial Officer has literally said: "we are expecting revenues for the first quarter of this year to be in the 160 to 170 million Euro range, with a negative EBITDA from –24 to –27%. For the year 2002 we expect revenes to be in the 720 to 780 Euro range and an EBITDA margin of –15 to –19%".

Madrid, February 26, 2002

<u>/s/ José F. Mateu Isturiz</u>
José F. Mateu Isturiz
General Counsel and Secretary of the Board of Directors of Terra Networks, S.A.

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions. Certain factors affecting such forward-looking statements are described in the company's filings with the Securities and Exchange Commission, including the company's annual report on Form 20-F under the heading "Risk Factors".

***Sent by fax to the number: 91 585 1662, to the attention of the Markets Director, pursuant to the Circular Letter 14/1998 of the CNMV.***